Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

April 24, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Amarin Corporation plc
Registration Statement on Form S-3
Filed April 9, 2015
File No. 333-203312

Dear Mr. Riedler:

This letter is submitted on behalf of Amarin Corporation plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s registration statement on Form S-3 (the “Registration Statement”), as set forth in your letter dated April 16, 2015 addressed to John F. Thero, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently submitting an amendment to the registration statement on Form S-3/A (the “Registration Statement Amendment”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.

Legal Opinion

We note that the following statements included at page 8 of the legal opinion:

•	“This opinion is given solely to you and solely in connection with the filing of the Registration Statement…;” and
•	“It may not be used nor relied upon for any other purpose or (without our express prior written consent) by any other person, provided, however, that you may disclose a copy of

Mr. Jeffrey P. Riedler

United States Securities and Exchange Commission

April 24, 2015

this opinion…in each case, solely for the purposes of information and only on the strict understanding that no such party to whom this letter is disclosed may rely on this letter…”

These statements reflect inappropriate limitations on reliance upon the opinion. Purchasers of securities in the offering are entitled to rely on the opinion. Please file a revised legal opinion that omits the limitations on reliance highlighted above. Please refer to Staff Legal Bulletin No. 19 and Section II.B.3.d thereto for additional guidance.

RESPONSE:

The Company acknowledges the Staff’s comment and has submitted an amended opinion of counsel as Exhibit 5.1 to the Registration Statement Amendment with the limitations of reliance identified by the Staff omitted.

*******

If you have any questions regarding this request, please contact the undersigned at (617) 570-1933.

Sincerely,

/s/ Michael H. Bison

Michael H. Bison

Goodwin Procter LLP

cc:	John F. Thero, Amarin Corporation plc
Joseph T. Kennedy, Amarin Corporation plc
William D. Collins, Goodwin Procter LLP